SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2009	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1, carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
/s/ Alain Dussault
Alain Dussault
Corporate Secretary Date: September 3, 2009

EXHIBIT INDEX
1.	Addendum to BCE Inc.’s Management Proxy Circular dated March 11, 2009

ADDENDUM TO MANAGEMENT PROXY CIRCULAR
OF BCE INC. DATED MARCH 11, 2009
This Addendum to the Management Proxy Circular of BCE Inc. dated March 11, 2009 (the “BCE 2009 Proxy Circular”) replaces the Summary Compensation Table and notes thereto contained at pages 40 to 42 of the BCE 2009 Proxy Circular. The Addendum was prepared in response to the request of the Autorité des marchés financiers that the Share and Option-Based Awards columns for 2009–2010 of the initial Summary Compensation Table be included into one single Summary Compensation Table and that consequential changed be made to the notes thereto, in particular footnote 4 which provides some additional information. The aggregation of such columns results in one single total representing the compensation information that was already presented in the initial version. No other change has been made to any of the compensation information contained in the initial Summary Compensation Table. Defined terms used in this Addendum shall have the meanings ascribed thereto in the BCE 2009 Proxy Circular. The information in this Addendum is as at March 11, 2009, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below summarizes the compensation of our named executive officers. The named executive officers are our President and CEO, our Executive Vice-President and CFO and our three most highly compensated executive officers ranked by their total compensation in the table below. In addition, our former President and CEO, whose employment ended in 2008, is included.
For more information regarding our compensation philosophy and a discussion of the elements of our compensation programs, see Compensation discussion & analysis.
The material factors necessary for an understanding of the compensation detailed in the following table are described under Compensation discussion & analysis and the footnotes to such table.
In this section titled Executive compensation, we, us, our and company mean BCE Inc., and its main subsidiary, Bell Canada, and BCE means BCE Inc. Compensation below was received and is expressed in Canadian currency, unless otherwise indicated.

							NON-EQUITY
							INCENTIVE
			SHARE-BASED		OPTION-BASED		PLAN			ONE-TIME
(IN			AWARDS [$] [2] [3]		AWARDS [$] [4]		COMPENSATION			PRIVATIZATION
DOLLARS)			GRANT	CASH	GRANT	CASH	(ANNUAL			TRANSACTION
NAME AND		BASE	DATE	VALUE	DATE	VALUE	INCENTIVE	PENSION	ALL OTHER	RELATED	TOTAL
PRINCIPAL		SALARY	FAIR	REALIZED	FAIR	REALIZED	PLANS)	VALUE	COMPENSATION	PAYMENTS	COMPENSATION
POSITION	YEAR	[$]	VALUE	IN 2008	VALUE	IN 2008	[$] [5]	[$] [6]	[$] [7]	[$] [8]	[$]

George A. Cope[1] President and CEO, BCE and Bell Canada	2008	959,327	11,250,000	0	3,750,000	0	1,215,000	185,463	141,555	2,050,000	19,551,345

Siim A. Vanaselja Executive Vice-President and CFO, BCE and Bell Canada	2008	535,000	3,750,000	0	—	—	433,600	281,668	37,057	3,241,822	8,279,147

Kevin W. Crull President Residential Services, Bell Canada	2008	650,000	4,500,000	0	—	—	526,800	57,084	191,200	3,911,298	9,836,382

Wade Oosterman President — Bell Mobility and Chief Brand Officer, Bell Canada	2008	700,000	4,500,000	0	—	—	567,300	61,476	33,980	3,007,301	8,870,057

Stéphane Boisvert President — Enterprise, Bell Canada	2008	673,494	4,900,000	0	—	—	567,300	78,349	9,409	2,300,825	8,529,377

FORMER EXECUTIVE OFFICER

Michael J. Sabia[1] Former President and CEO, BCE and CEO, Bell Canada	2008	729,167	—	—	—	—	3,125,000	1,253,000	14,596,118	1,250,000	20,953,285

[1]	MR. COPE became President and Chief Executive Officer, BCE and Bell Canada at the time of MR. SABIA’s departure from Bell Canada and BCE on July 11, 2008. MR. COPE was previously President and Chief Operating Officer of Bell Canada.

[2]	This column includes 2009-2010 restricted share units granted to our named executive officers on December 22, 2008 for the two-year period ending December 21, 2010. The 2009-2010 restricted share units will fully vest on December 21, 2010 provided that the named executive officer is at the employ of the company or one of its subsidiaries at that time. The 2009-2010 restricted share units amounts represented are based on the grant date fair value of the award calculated using a share price at the time of grant of $22.15. For the 2009-2010 restricted share units, the share price at the time of grant is equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. The accounting fair value of each of the 2009-2010 restricted share unit awards as at the December 22, 2008 award date, determined in accordance with Section 3870 of the CICA Handbook, is equal to the grant date fair value of each such award as disclosed above.

For the purposes of preparing the financial statements for the year ended December 31, 2008, the company is required, pursuant to Section 3870 of the CICA Handbook, to revalue the awards at the end of the period to the market value of BCE’s common shares, being $25.13. On that basis, the aggregate accounting fair value of the 2009-2010 restricted share unit awards for the named executive officers is deemed to be $31,483,492.

In addition, for the purposes of determining the accounting expense to be included in the financial statements of the company for the year ended December 31, 2008 in respect of the 2009-2010 restricted share unit awards, such accounting fair value is adjusted for forfeitures and amortized over the vesting period of the awards, in this case being the period from December 22, 2008 to December 21, 2010. On that basis, the 2008 accounting expense in respect of the 2009-2010 restricted share unit awards for the named executive officers is $393,544, which is $27,356,456 less than the aggregate grant date value of such awards.

For purposes of preparing financial statements for any subsequent period, annual or quarterly, the compensation expense that will be included in the company’s financial statements will be adjusted for subsequent changes in the market value of BCE’s common shares during the vesting period.

[3]	This column also includes for MR. BOISVERT a special award of deferred share units of $400,000 which was granted on December 22, 2008 to recognize a commitment not paid at year-end 2007 in recognition of his contribution to the Enterprise business unit. No vesting conditions are attached to these deferred share units and therefore, as per the terms of the share unit plan for senior executives and other key employees (1997) (Deferred Share Unit Plan), such are vested at the time of grant.

The share price at the time of grant is equal to the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on the last trading day before the grant comes into effect. The deferred share units amount represented is based on the grant date fair value of the award calculated using a share price at the time of grant of $22.64. The accounting fair value of the deferred share unit award as at the December 22, 2008 award date, determined in accordance with Section 3870 of the CICA Handbook, is equal to the grant date fair value of such award as disclosed above. For the purposes of preparing the financial statements for the year ended December 31, 2008, the company is required, pursuant to Section 3870 of the CICA Handbook, to revalue the award at the end of the period to BCE’s common shares market value, being $25.13. On that basis, the accounting fair value of the deferred share unit award for MR. BOISVERT is deemed to be $443,993. For purposes of preparing financial statements for any subsequent period, annual or quarterly, the compensation expense that will be included in the company’s financial statements will be adjusted for subsequent changes in the market value of BCE common shares until the final payout.

[4]	Includes a stock option grant to MR. COPE which was awarded on December 22, 2008 for the two-year period ending December 21, 2010.

The exercise price of $22.50 was based on the higher of the volume weighted average of the trading price on the trading day immediately prior to the effective date of the grant and the volume weighted average of the trading price for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant. A binomial value of $4.77 was used to convert the value awarded by the Board into 790,000 options. The main assumptions that were used in determining such value are described in the following table:

Dividend Yield	6.5%
Expected Volatility	37%
Risk Free Interest Rate	2.57%
Total Exercise Period	6 years
Expected Life	—

The accounting fair value of the stock option award determined in accordance with Section 3870 of the CICA Handbook is calculated using the Black-Scholes option pricing model and is equal to $2,314,700, which is $1,435,300 less than the grant date fair value of such award as disclosed above. The difference is explained by the use of a different option pricing model for calculating the award fair value. The binomial option pricing model is used in line with BCE’s practice. The binomial model was developed to allow flexibility in the determination of the theoretical value of options on shares that pay dividends and that may be exercised before the maturity. The binomial model is a recognized method for the valuation of stock options of a company that pays a high dividend. In the Black-Scholes model, an assumption is made that the option is less attractive to hold than the share itself when the dividend is higher. Therefore, the binominal model results in a higher valuation that the Black-Scholes model. BCE started to use the binomial method for purposes of compensation in 2007, like many other companies. However, the accounting value for the purposes of the financial statement is still calculated according to the Black-Scholes model which complies with the requirements under generally accepted accounting principles.

For the purposes of determining the accounting expense to be included in the financial statements of the company for the year ended December 31, 2008 in respect of the stock option award, such accounting fair value is adjusted for forfeitures and amortized over the vesting period of the award, in this case being the period from December 22, 2008 to December 21, 2010. On that basis, the 2008 accounting expense in respect of the stock option award is $25,025, which is $3,724,975 less than the total grant date value of such award.

(5)	This column only includes the 2008 annual short-term incentive awards paid to the named executive officers, as described under Compensation discussion & analysis — Annual short-term incentive awards. Except for MR. SABIA, our named executive officers chose to participate in the Deferred Share Unit Plan by electing to receive all or a portion of their 2008 annual short-term incentive award in deferred share units. The percentage of participation in the Deferred Share Unit Plan for the 2008 annual short-term incentive award of each named executive officers is as follows: MR. COPE — 50%, MR. VANASELJA — 100%, MR. CRULL — 75%, MR. OOSTERMAN — 30% and MR. BOISVERT — 40%. The effective date of such grants of deferred share units was February 16, 2009. The share price used was $26.12 and was equal to the closing share price of a board lot of common shares of BCE on the Toronto Stock Exchange on the last trading day before the grant came into effect. MR. SABIA was not eligible for payment of all or a portion of his 2008 short-term incentive award in deferred share units as he was no longer at the employ of our company at the time deferred share units were granted as payment of annual short-term incentives.

(6)	As described under Pension arrangements, for all named executive officers except for MR. VANASELJA and MR. SABIA, this represents the employer contribution in 2008 for the different defined contribution arrangements. For MR. VANASELJA, it represents the current service cost of an additional year of service and the increase in the short-term incentive target of 1% which is pensionable. For MR. SABIA, this pension value is calculated using the assumptions in the financial statements as of the plan measurement date (December 31, 2008) and reflects his retirement in 2008.

(7)	Perquisites and other personal benefits which in aggregate are worth less than $50,000 or 10% of the total annual base salary for the financial year are not included in all other compensation. The total perquisites amount for MR. COPE and MR. CRULL is $66,139 and $77,705, respectively. This consists mainly in a perquisite allowance in the amount of $48,273 for MR. COPE. For MR. CRULL, it consists mainly in a perquisite allowance of $45,500 and tuition fees in the amount of $30,000.

This column also includes but is not limited to:
•	Payments of life insurance premiums for all of the named executive officers. For MR. SABIA, it includes an amount of $19,721 for premiums paid for an additional life insurance policy of $10 million in his name.

•	A market locality differential payment of $80,574 for MR. CRULL as per his employment contract. Such benefit is intended to offset higher housing costs resulting from his relocation to Canada upon hire. The amount of the differential payment decreases every year, until expiry in June 2010.

•	Value of dividend equivalent in the form of additional deferred share units which are equal in value to the dividend paid on BCE common shares. This represents an amount of $28,940 for MR. VANASELJA, $24,394 for MR. CRULL, $6,319 for MR. OOSTERMAN and $232,131 for MR. SABIA. No dividend equivalents were credited in 2008 for MR. COPE and MR. BOISVERT under the deferred share unit plan as their dividend entitlement started in 2009.

•	Value of dividend equivalent in the form of additional restricted share units on 2006-2007 share units which are equal in value to the dividend paid on BCE common shares. This represents an amount of $57,750 for MR. SABIA.

•	Value of dividend equivalent in the form of additional share units on 2006 share units granted outside of the Restricted Share Unit Plan which are equal in value to the dividend paid on BCE common shares. This represents an amount of $64,969 for MR. COPE and $21,088 for MR. OOSTERMAN.

•	For MR. SABIA, payments triggered at the time of his departure from Bell Canada and BCE in 2008 which amount to $14,236,139. This amount does not include the monthly pension he received from the company in 2008. For more information on MR. SABIA’s termination benefits, see Termination and change in control benefits.

[8]	Represents the sum of the non-recurring recognition and retention payments made in 2008. Both payments were related to the privatization transaction.

Recognition awards were approved by the Board in 2007 and were to be made to key personnel on a discretionary basis. The amounts of the recognition awards were based on the position of such key employees and their role in the review of strategic alternatives and in the development, approval and completion of the privatization transaction. All named executive officers were entitled to a recognition award. The above includes half of their approved recognition award which was paid in July 2008. The payment of the other half was conditional upon closing of the privatization transaction and was therefore forfeited at the time such transaction was terminated.

In 2007, all executives became eligible for a retention payment instead of their 2006-2007 restricted share units. These restricted share units were therefore cancelled. MR. SABIA declined participation in the retention policy and as a result retained his restricted share units which vested and were paid out in 2008 in accordance with the provisions of the Restricted Share Unit Plan and of his employment agreement. The retention policy covered the period from June 30, 2007 to June 30, 2008.

The table below outlines the non-recurring recognition and retention payments made in 2008:

	RECOGNITION	RETENTION
NAMED EXECUTIVE	AWARD	AWARD	TOTAL
OFFICER	[$]	[$]	[$]

George A. Cope	250,000	1,800,000	2,050,000
Siim A. Vanaselja	750,000	2,491,822	3,241,822
Kevin W. Crull	250,000	3,661,298	3,911,298
Wade Oosterman	250,000	2,757,301	3,007,301
Stéphane Boisvert	250,000	2,050,825	2,300,825
Michael J. Sabia	1,250,000	—	1,250,000